NEWS RELEASE

May 15, 2006

Trading Symbol: TSX: RNG

Amex: RNO

Rio Narcea Reports First Quarter 2006 Results

Net Income of $2.9 million on Revenues of $47.4 million

(All amounts are reported in U.S. dollars unless otherwise indicated)

Toronto, Ontario– Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced its results for the first quarter ended March 31, 2006.

First Quarter Highlights

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Revenues of $47.4 million, of which $27.2 million were from nickel operations.

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Net income of $2.9 million, after a derivatives loss of $9.7 million, arising from project debt arrangements.

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Cash provided by operating activities of $1.8 million, including $6.3 million provided by nickel operations and $4.3 million used in gold operations. Cash provided by operating activities before changes in working capital of $12.1 million (a).

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$34.7 million held in cash and cash equivalents.

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Production from Aguablanca of 3.5 million pounds of nickel and 3.4 million pounds of copper. Sales during the quarter of 3.9 million pounds of nickel at a cash cost(a) of $2.86 per pound.

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Construction of Tasiast project continues on time and on budget.

(a)Refer to Non-GAAP measures section of the MD&A.

A complete set of Rio Narcea’s Quarterly Report to Shareholders with Management Discussion and Analysis for the first quarter-ended March 31, 2006 is posted on our website at www.rionarcea.com  and has been filed with Sedar at www.sedar.com.

“The positive net income of $2.9 million for the quarter is the first of what we anticipate will be increasingly profitable and cash generative quarters ahead of us this year,” said Chris von Christierson, Chairman and Chief Executive Officer. “Our Aguablanca nickel mine is generating strong cash flow, a portion of which will be utilized towards the cost of construction of our Tasiast gold project in Mauritania, which continues on time and on budget.  While our current gold operations in northern Spain are slated for closure by the end of 2006, we are still anticipating production of some 50,000 ounces of gold from these mines in 2006. Furthermore, we have commenced legal proceedings against the Regional Government of Asturias seeking reversal of its decision to prevent development of the Salave gold deposit, or significant monetary compensation. We are also actively pursuing new gold and other metal opportunities and are continuing exploration on our large mineral holdings on the Iberian Peninsula and in Mauritania in our quest to enhance long-term shareholder value,” he said.

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Financial Results

For the first quarter ended March 31, 2006, Rio Narcea reported a net income of $2.9 million or $0.02 per share on total revenues of $47.4 million.  This compares to a net loss of $15.3 million and $0.10 per share on revenues of $9.0 million in the same period in 2005.

Revenues from nickel operations totalled $27.2 million for the first quarter of 2006.  There were no revenues from nickel operations in the same period of 2005 as Aguablanca was not yet in commercial production.  Revenues from gold operations for the first quarter of 2006 were $20.2 million, of which $13.1 million were sales from Nalunaq ore, compared to $9.0 million in the same period last year.  There were no sales of Nalunaq ore during the first quarter of 2005.

Net income for the first quarter of 2006 includes a derivative loss of $9.7 million, mainly as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company in connection with the project finance of the Aguablanca project.

The Aguablanca nickel operation enabled the Company to report a positive operating cash flow of $1.8 million in the first quarter of 2006, compared with a negative $10.6 million in the same period of the prior year.

Selected Quarterly Information

($000 except where stated)

	Three Months Ended March 31, (a)
	2006	2005
Revenues	47,401	9,030
Net income (loss)	2,906	(15,329)
Net income (loss) per share – basic	0.02	(0.10)
Net income (loss) per share – diluted	0.02	(0.10)
Cash flow provided by (used in) operating activities	1,832	(10,591)

(a) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore.

	March 31, 2006	December 31, 2005
Cash and cash equivalents	34,742	53,624
Total assets	265,872	249,217
Long-term debt	12,107	15,982
Dividends declared per share	-	-

Review of Operations

Aguablanca nickel operation

Aguablanca produced 3.5 million pounds of nickel and 3.4 million pounds of copper during the first quarter of 2006, from processing 314,730 tonnes of ore. This represents a 15% improvement in throughput.  Head grades during the first quarter were 0.68% and 0.54% for nickel and copper, respectively, with recoveries of 75.4% and 90.9%, respectively. Mine head grades continued to reconcile to the ore block model for the open pit, which has an average grade of 0.66% nickel and 0.46% copper for the life of mine.

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Production during the fourth quarter of 2005 was 4.1 million pounds of nickel and 3.2 million pounds of copper from processing 274,434 tonnes of ore. Head grades were uncharacteristically higher at 0.86% nickel and 0.59% copper with metal recoveries of 78.8% and 90.7% for nickel and copper, respectively.

During the first quarter of 2005, as part of the commissioning process, the Aguablanca nickel mine produced 1.6 million pounds of nickel and 1.8 million pounds of copper, from processing 179,445 tonnes of ore.

Operating Results

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Ore milled (tonnes)	314,730	179,445
Nickel head grade (%)	0.68	0.69
Copper head grade (%)	0.54	0.57
Nickel recovery (%)	75.4	58.4
Copper recovery (%)	90.9	82.1
Nickel production (000 lb)	3,541	1,561
Copper production (000 lb)	3,412	1,763

Since January 1, 2006, the plant has been treating an average of approximately 180 tonnes per hour (“Tn/h”), which corresponds to annual throughput of approximately 1.5 million tonnes. Further increases up to 235 Tn/h should be achievable during the year. Grades of nickel and copper in the bulk concentrate during the first quarter of 2006 were 7.2% nickel and 6.8% copper, compared to 6.6% nickel and 5.2% copper during the fourth quarter of 2005.

Tasiast gold project

The Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with SENET for the construction of the plant and the camp and related facilities.

Procurement for the project is 84% completed, including all major and critical equipment.

Construction of the project continues to be on time and on budget and it is expected to be completed during the first half of 2007, with first gold production expected in 2007.

The project will be financed by a combination of project debt, the Company’s existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45.0 million debt facility for the construction of the project.

El Valle and Carlés gold operations

During the first quarter of 2006, the Rio Narcea’s gold operations produced 13,467 ounces of gold at a cash cost of $539 per ounce as compared with 23,435 ounces of gold at a cash cost of $443 per ounce in the same period of 2005 (refer to Non-GAAP measures section of the MD&A).  The El Valle plant processed 87,354 tonnes of Rio Narcea’s ore at an average gold grade of 5.2 g/t, compared with 145,117 tonnes with an average grade of 5.5 g/t gold in the prior year period. Recoveries averaged 92.3% in the first quarter of 2006 compared to 91.9% a year earlier.

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In addition to processing the Company’s ore, the plant processed 33,993 tonnes of Nalunaq ore during the first quarter of 2006 (28% of plant capacity).  No Nalunaq ore had been treated during the same period of 2005.  On March 9, 2006, the Company gave notice to Nalunaq that the existing agreement will terminate on September 30, 2006. The Company expects that two additional shipments of Nalunaq ore will be processed during 2006.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company decided to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the “change of land use” required to develop the Salave gold project located some 70 km west of the El Valle. The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, with improved economics.

Summary of El Valle and Carlés Gold Operations

	Three Months Ended March 31
	2006			2005
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore (b)	Total
Tonnes of ore milled	87,354	33,993	121,347	145,117	-	145,117
Grade (g/t)	5.2	21.7	9.8	5.5	-	5.5
Recovery (%)	92.3	96.2	93.4	91.9	-	91.9
Gold production (oz)	13,467	22,798	36,265	23,435	-	23,435
Cash cost ($/oz)(a)	539	525	530	443	-	443

(a) Refer to Non-GAAP measures section of the MD&A

(b) There was no processing of Nalunaq ore in the first quarter of 2005.

Salave gold project

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from various departments of the Asturian Government, among others, the approval for construction of a bio-heap leach pilot plant, a mining and archaeological permit for the extraction of the open-pit ore to feed the pilot plant and the expropriation of farm land and its dedication to mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

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Exploration Projects

As previously reported, the Company appointed Dr. Carl Hering as Senior Vice President Exploration and Business Development on February 1, 2006.  Under his leadership the Company is reviewing options for exploration of its very large land packages both in the southern Iberian Peninsula and Mauritania.  Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea’s future growth in shareholder value.

Ossa Morena (Spain and Portugal)

Recent exploration work in the regional area focused on the evaluation of nickel and gold stream sediment anomalies that were obtained from a new geochemical survey.  In addition, continued evaluation of the Guijarro-Chocolatero gold project has outlined new targets.  Guijarro-Chocolatero is one of several gold targets along the Bodonal-Cala gold belt where the Company has been evaluating potential for large iron-copper-gold systems.

The Company is also discussing potential agreements for further exploration on the previously identified nickel targets in the Ossa Morena zone with a number of companies.

Mauritania

A preliminary review of the exploration database on the Company’s extensive 16,000 square kilometres land position in Mauritania has indicated that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host gold as well as nickel mineralization.

The Company is planning to commence active exploration on its Mauritanian land holdings in the later half of 2006.

Corcoesto (Spain)

In March 2005, the Company entered into a Joint Venture agreement with Kinbauri Gold Corporation (“Kinbauri”) under which Kinbauri can earn up to a 65% interest in the project by expending €4.0 million (US$ 4.8 million) over five years.  In 2005 Kinbauri conducted 2,245 metres of core drilling in 12 holes.  The second phase of the exploration program began in late January, comprising additional soil geochemistry, trenching and core drilling. The drilling program is currently in progress with two rigs operating. Results of the initial drill holes have been reported by Kinbauri.

El Valle (Spain)

The only gold exploration carried out by the Company at or near the El Valle mine is in “Area 107”, located close to the existing underground operations.  Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone.  The mineralization remains open at depth and along strike.  The Company is evaluating options to advance exploration in this area.

Exploration Agreements

Rio Narcea has other exploration agreements to conduct exploration programs on its properties with C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in Navelgas belt – Asturias, Spain). The results of the exploration efforts under these other agreements are reported by each partner.

Conference Call and Webcast

On Wednesday, May 17, 2006 at 10:00 a.m. (ET) management will host a conference call and webcast to discuss the Company’s first quarter results.   In order to join the conference call, in the U.S. and Mexico please dial (877) 461-2814 and in Canada and outside North America please dial

(416) 695-5259. The conference call will be broadcast live and recorded and archived on the web at www.rionarcea.com or www.ccnmatthews.com/RioNarceaQ12006.  In order to access this service, you will need to have Windows Media Player installed on your computer.

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A replay of the call will be available until May 24, 2006 by dialing 416-695-5275or (888) 509-0081, passcode 622047. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for by the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

John Hick

Vice-Chairman

Tel: +1 416 956 7470

E-mail: jhick@rngm.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

 Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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